UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period    File No.    0-31195

Alpha Gold Corporation

(Name of Registrant)

410 Donald Street, Coquitlam, British Columbia, Canada  V3K 3Z8

(Address of principal executive offices)

1.

News Release dated July 28, 2004

2.

Certificate re dissemination to shareholders

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     FORM 20-F XXX                     FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 Yes _____            No XXX

.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Alpha Gold Corporation

(Registrant)

Dated: August 12, 2005	By: /s/ George Whatley George Whatley, President and Director

ALPHA GOLD CORP.
410 Donald Street
Coquitlam, B.C. V3K 3Z8
(604) 939-4083
(www.alphagold.bc.ca)

July 28, 2004

Alpha Closes $230,000 of Flow-Through Financing

Richard Whatley, Director of Alpha Gold Corp (TSX Venture:ALQ) (“Alpha”) announces that on July 26, 2004 Alpha closed the private placements announced May 12, 2004. A total of 575,000 flow-through units at a price of $0.40 per FT Unit were issued for total gross proceeds of $230,000. The warrants comprised in the FT Units are exercisable to purchase an additional flow-through common share at a price of $0.46 until July 15, 2006. All shares issued, including any shares issued on exercise of the warrants, bear a legend restricting transfer until November 16, 2004.

For further information, please contact: George Whatlely, President, Alpha Gold Corp., at Phone: (604) 939-4083 or Fax: (604) 939-4981. Alpha’s website is www.alphagold.bc.ca.

ON BEHALF OF THE BOARD “Richard Whatley” Richard Whatley, Director

THE  TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENTS OF THIS NEWS RELEASE.

PACIFIC CORPORATE TRUST COMPANY

625 HOWE ST. 10TH FLOOR

VANCOUVER, BC V6C 3B8

Phone: 604-689-9853

Fax: 604-689-8144

July 16, 2004

B.C. Securities Commission

Executive Director

701 W Georgia St., 9th Floor, Vancouver, BC V7Y 1L2

Dear Sirs/Mesdames:

RE: ALPHA GOLD CORP

        MAILING ON JULY 16, 2004

We confirm that on the above date, the following material issued by the subject Company was forwarded by prepaid first class mail to all registered shareholders of the Company and to intermediaries in accordance with National Instrument 54-101.  However, we have not mailed to shareholders in cases where on three consecutive occasions, documents have been returned undelivered by the Post Office.

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Annual Financial Statements for Year Ending February 29, 2004 & 2003

•

Form 51-901F

•

Information Circular

•

Notice of Meeting

•

Proxy

•

Schedules B & C

•

Supplemental Return Card

Yours truly,

PACIFIC CORPORATE TRUST COMPANY

“YASMIN JUMA”

YASMIN JUMA

cc: Alberta Securities Commission                                   cc: TSX Venture Exchange

                                                                                           cc: ALPHA GOLD CORP

                                                                                           cc: LANG MICHENER

                                                                                           cc: BAILEY & ASSOCIATES